Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years ended December 31,
	2004	2003	2002	2001	2000
Interest expense and amortization of debt expense and premium	$41,407	$20,400	$23,974	$12,472	$4,856
Capitalized interest	398	403	603	432	284
Interest in rent expense	3,894	2,805	2,937	1,666	922

Total Fixed Charges	$45,699	$23,608	$27,514	$14,570	$6,062

Income before taxes and minority interest	$127,443	$116,965	$101,235	$77,744	$52,161
Plus:
Fixed charges	45,699	23,608	27,514	14,570	6,062
Amortization of Capital Interest	275	246	204	161	131
Distributed income from equity invest.	5,626	4,570	4,670	6,350	4,132

Less:
Capital Interest	(398)	(403)	(603)	(432)	(284)
Income in earnings from affiliates	(15,115)	(28,632)	(21,520)	6,195	(3,011)
Min int. in pre-tax income of subs’ that have not incurred fixed charges	(4)	(30)	(143)	(3,889)	(287)

Income as adjusted	$163,526	$116,324	$111,357	$100,699	$58,904

Ratio of earnings to fixed charges	3.6	4.9	4.0	6.9	9.7